SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  SCHEDULE TO

           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                              Innogy Holdings plc
                      (Name of Subject Company (issuer))

            GBV Funfte Gesellschaft fur Beteiligungsverwaltung mbH
                            RWE Aktiengesellschaft
                     (Names of Filing Persons (offerors))

                          American Depositary Shares
                          Ordinary Shares of 10p each
                        (Title of Class of Securities)

                                   45769A103
                                   G4782H101
                     (CUSIP Number of Class of Securities)

                               Dr. Georg Mueller
                            RWE Aktiengesellschaft
                                 Opernplatz 1
                            D-45128 Essen, Germany
                               011 49-201-12-00
                (Name, address and telephone numbers of person
                       authorized to receive notices and
                  communications on behalf of filing persons)

                                With a copy to:
                             Peter S. Wilson, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000

                           CALCULATION OF FILING FEE

Transaction valuation                                   Amount of filing fee
N/A (1)                                                 N/A (1)

     (1) No filing fee is required pursuant to General Instruction D of Schedule TO.

     [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:
                            -------------------------
     Form or Registration No.:
                              -----------------------
     Filing Party:

     Date Filed:

     [x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [x] third-party tender offer subject to Rule 14d-1.

     [ ] issuer tender offer subject to Rule 13e-4.

     [ ] going-private transaction subject to Rule 13e-3.

     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO AUSTRALIA, CANADA OR
JAPAN

                                                                 22 March 2002



RWE: RECOMMENDED CASH OFFER FOR INNOGY
--------------------------------------

o  RWE TO GAIN LEADING POSITION IN UK ENERGY MARKET


o  EXCELLENT STRATEGIC FIT FOR RWE'S CORE UTILITY PORTFOLIO

o TRANSACTION FURTHER STRENGTHENS INTERNATIONAL MULTI-UTILITY STRATEGY, BENEFITING SHAREHOLDERS AND CUSTOMERS

RWE and Innogy are pleased to announce that they have agreed the terms of a recommended offer to be made by a subsidiary of RWE and (outside the United States) by Merrill Lynch on its behalf to acquire the whole of the issued and to be issued share capital of Innogy. RWE will offer 275 pence in cash for each Innogy Share and 2,750 pence in cash for each Innogy ADS (each Innogy ADS representing 10 Innogy Shares), valuing the issued share capital of Innogy at approximately (pound)3.1 billion (EUR5.0 billion). RWE estimates that Innogy's net debt at closing will be approximately (pound)2.1 billion (EUR3.4 billion)*. Total enterprise value under the Offer (including option adjustments) is approximately (pound)5.2 billion (EUR8.5 billion).

The Offer represents:

o a premium of approximately 31 per cent. to the Closing Price of 210.25 pence per Innogy Share on 15 February 2002, the last business day prior to the announcement by Innogy confirming that it had received approaches; and

o a premium of approximately 36 per cent. to the average Closing Price for the one month prior to that announcement.

In light of the Offer, the board of Innogy has agreed not to declare a final dividend for the year ending 31 March 2002.

Innogy is the UK's leading integrated energy company with around 4.7 million electricity customers and some 1.9 million gas customers. Innogy's well located, flexible generation portfolio, coupled with a strong trading arm, positions Innogy to be a winner in the UK energy market.

Upon completion of the transaction, RWE will have approximately 20 million energy customers, further strengthening its leading position in the European sector. Across Europe, the RWE Group will generate approximately 211 TWh and supply some 321 TWh, making RWE the number two player in generation and number three in supply. The transaction underlines RWE's strategic vision of building strong regional utilities in key markets.

RWE's UK energy trading and supply activities will be combined with Innogy's business to create Innogy, part of the RWE Group. Overall risk management will be integrated in the RWE headquarters. The headquarters of Innogy will remain in Swindon, United Kingdom. The Chief Executive of Innogy, Dr. Brian Count, will report directly to Dr. Dietmar Kuhnt, Chairman of the management board of RWE.

In the UK utility market, RWE will be able to promote its multi-utility strategy by offering customers a variety of essential services, including water, electricity and gas. The significant increase in RWE's UK customer base will provide opportunities to create value. RWE will be able to draw on Innogy's invaluable experience in deregulated markets and strong skill sets in asset management, retailing and trading.

The transaction is expected to be earnings per share accretive on a pre-goodwill basis in the first full year following completion. ROCE, including goodwill, is expected to be above RWE's pre-tax electricity cost of capital in the third full year of consolidation at the latest.**

* Innogy's latest published net debt as at 30 September 2001 was approximately (pound)2.4 billion (EUR3.8 billion). RWE's estimate of net debt at closing excludes any movement from operational cash flow from 31 March 2002 until closing.

** This statement should not be interpreted to mean that the earnings per RWE share for the current or future financial years will necessarily match or exceed the historical published earnings per RWE share.

Commenting on the Offer, Dr. Dietmar Kuhnt, Chief Executive of RWE, said:

"We are extremely pleased to have reached agreement with Innogy. Innogy is the UK's leading integrated electricity business and this transaction significantly enhances our multi-utility strategy, particularly in the UK where it complements our highly successful acquisition of Thames Water in October 2000. Innogy's flexible generation portfolio and strong customer skills will be of real value to the RWE Group. Innogy is an outstanding business with a strong management team and this combination will deliver substantial benefits to both RWE shareholders and Innogy customers alike."

Ross Sayers, Chairman of Innogy, said:

"The Board of Innogy is pleased to recommend this offer from RWE to its shareholders. Shareholders will receive full value and Innogy staff will benefit from being part of a much larger international group. Since demerger we have created substantial shareholder value which in the board's view is properly recognised in the RWE offer."

Dr. Brian Count, Chief Executive of Innogy, said:

"This announcement marks the culmination of the Innogy management team's efforts over the last three years. In that time we have established Innogy as a leading player in the UK market and demonstrated our ability to deliver strong results. This new combination will present further opportunities to enhance our leading position in the UK and to share skills within the RWE group. I look forward to leading Innogy on the next stage of development with RWE."

Merrill Lynch is acting as financial adviser and corporate broker to RWE and Credit Suisse First Boston and Deutsche Bank are acting as joint financial advisers and corporate brokers to Innogy.

There will be a presentation to analysts at 9.00 a.m. (London time) and a press conference at 11.00 a.m. (London time) at the Great Eastern Hotel, Liverpool Street, London EC2M 7QN. There will also be a conference call for analysts at 5.00 p.m. (London time) on +49 (0) 6074 8648.

This summary should be read in conjunction with the full text of the following announcement.

About RWE:

RWE is today one of the leading international multi-utility companies. Its core businesses are electricity, gas, water, waste management and utility-related services. Following its acquisitions of VEW, Thames Water, American Water Works and Transgas, RWE will rank as number one in the German electricity market and number three in Europe; number two in the German gas market and number five in Europe; number three in the world for water; and number one in Germany for waste management.

In financial year 2000/2001, the RWE Group's 170,000 employees worldwide generated sales of (pound)38.9 billion (EUR62.9 billion). In truncated financial year 2001, RWE generated preliminary sales of some (pound)19.9 billion (EUR32.1 billion). Under the management of the Group's holding company, major subsidiaries are responsible for market operations.

About Innogy:

Innogy is a leading integrated UK energy company created in October 2000 from the demerger of the domestic UK energy business of the former National Power. In 2001, Innogy acquired the electricity supply businesses of Yorkshire Electricity and Northern Electric to become the largest UK electricity supplier and the second largest UK gas supplier. It now comprises:

o npower - a leading UK energy services company with over 6.8 million customer accounts;

o a trading and asset management business with a 10 per cent. share of UK electricity generation and a leading energy trading capability;

o  an international operations and engineering business;

o  National Wind Power - the UK's leading wind power business; and

o Regenesys - a new proprietary technology energy storage system suited to many different applications on power systems.

For the year ended 31 March 2001, Innogy reported proforma net income of (pound)217 million (EUR351 million) on net sales of (pound)3,859 million (EUR6,236 million).

For further information visit http://www.rwe.com and http://www.innogy.com

Please direct enquiries to:

RWE                                        INNOGY
Dieter Schweer, Vice President             Alison Cole
RWE Group Corporate Communications         Director, Corporate Communications
Phone:  +49 (0) 201 12 15120               Phone:  +44 (0) 1793 892 864
                                           Mobile: +44 (0) 7989 493 841

Bill McAndrews, Senior Manager             John Wilkinson
RWE Group Corporate Communications         Press Relations
Phone:  +49 (0) 201 12 15095               Phone:  +44 (0) 1793 893 852
Mobile: +49 (0) 177 55 15032               Mobile: +44 (0) 7989 494 385

Ingo Alpheus, Vice President               Steve Cronin
RWE Investor Relations                     Director, Investor Relations
Phone:  +49 (0) 201 12 15030               Phone:  +44 (0) 20 7406 1910
Mobile: +49 (0) 178 88 15030               Mobile: +44 (0) 7989 494 461


Defined terms used in this summary shall have the meanings given to them in the following announcement.

This press announcement does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer will be made solely by the Offer Document and the Form of Acceptance accompanying the Offer Document, which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. RWE will be filing a Tender Offer Statement containing the Offer Document and other related documentation and Innogy will be filing a Solicitation/Recommendation Statement with the SEC on the date the Offer Document is mailed to Innogy Shareholders. Free copies of those documents will be available from the date the Offer Document is mailed to Innogy Shareholders on the SEC's website at www.sec.gov. The Offer Document and Form of Acceptance accompanying the Offer Document will be made available to all Innogy Shareholders at no charge to them. Innogy Shareholders are advised to read the Offer Document and the accompanying Form of Acceptance when they are sent to them because they will contain important information. Innogy shareholders in the US are also advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement because they will contain important information.

It should be noted that by virtue of the conflicting provisions of the City Code and the US federal securities laws, the Panel has agreed that the acceptance condition can be structured so that the Offer cannot become or be declared unconditional as to acceptances until such time as all other conditions of the Offer have been satisfied, fulfilled or, to the extent permitted, waived. The acceptance condition in paragraph (a) of Appendix I Part A has been amended accordingly.

Unless otherwise determined by RWE and permitted by applicable law and regulation, the Offer (including the Loan Note Alternative) will not be made, directly or indirectly, in or into, or by use of the mails of, or by any other means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of Canada, nor will it be made in or into Australia or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facilities or from within Australia, Canada or Japan. Accordingly, unless otherwise determined by RWE and permitted by applicable law and regulation, neither copies of this announcement nor any other documents relating to the Offer are being, or may be, mailed or otherwise forwarded, distributed or sent in or into Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions.

The Loan Notes to be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange and have not been and will not be registered under the United States Securities Act of 1933 (as amended) or under any relevant securities laws of any state or other jurisdiction of the United States, or under the relevant securities laws of Australia, Canada or Japan or any other jurisdiction. Accordingly, unless an exemption under such relevant laws is available, Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from the United States, Australia, Canada or Japan or any other jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes, or to or for the account or benefit of any US person or resident of Australia, Canada or Japan or any other such jurisdiction.

Merrill Lynch is acting for RWE and for no one else in connection with the Offer and will not be responsible to anyone other than RWE for providing the protections afforded to customers of Merrill Lynch or for providing advice in relation to the Offer.

Credit Suisse First Boston and Deutsche Bank are acting for Innogy and for no one else in connection with the Offer and will not be responsible to anyone other than Innogy for providing the protections afforded to customers of Credit Suisse First Boston and Deutsche Bank or for providing advice in relation to the Offer.

The Panel wishes to draw the attention of member firms of the New York Stock Exchange to certain UK dealing disclosure requirements during the offer period. The offer period (in accordance with the City Code, which is published and administered by the Panel) commences at the time when an announcement is made of a proposed or possible offer, with or without terms. Innogy has equity securities traded on the London Stock Exchange and the New York Stock Exchange.

The above disclosure requirements are set out in more detail in Rule 8 of the City Code. In particular, Rule 8 requires public disclosure of dealings during the offer period by persons who own or control, or who would as a result of any transaction own or control, one per cent. or more of any class of relevant securities of the offeree company. Relevant securities include Innogy Shares, Innogy ADSs and instruments convertible into Innogy Shares or Innogy ADSs. This requirement will apply until the first closing date or, if this is later, the date when the Offer becomes or is declared unconditional or lapses.

Disclosure should be made on an appropriate form by no later than 12 noon London time on the business day following the date of the dealing transaction. These disclosures should be sent to the Company Announcements Office of the London Stock Exchange (fax number: +44 (0) 20 7588 6057).

The Panel requests that member firms advise those of their clients who wish to deal in the relevant securities of Innogy, whether in the United States or in the UK, that they may be affected by these requirements. If there is any doubt as to their application the Panel should be consulted (telephone number: +44
(0) 20 7382 9026, fax number: +44 (0) 20 7638 1554).

This press announcement contains certain "forward-looking" statements within the meaning of the United States federal securities laws. These statements are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in this announcement. The forward-looking statements contained in this announcement include statements about the feasibility and benefits of the acquisition of Innogy by RWE. Factors that would cause actual results to differ materially from those described in this announcement include: the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Innogy within the RWE Group or to realise synergies from such integration; costs related to the acquisition of Innogy; the economic environment of the industries in which RWE and Innogy operate; failure to retain Innogy management; regulatory change in the UK electricity, gas or water markets; change in the price of certain commodities including gas, coal and electricity; the general economic environment; and other risk factors detailed in Innogy's filings with the SEC and in the material furnished to the SEC by RWE.

END

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NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO AUSTRALIA, CANADA OR
JAPAN



                                                                 22 March 2002

                                      RWE AG
            ----------------------------------------------------------
                  RECOMMENDED CASH OFFER FOR INNOGY HOLDINGS PLC

1.   Introduction

     The Boards of RWE and Innogy are pleased to announce that they have reached agreement on the terms of a recommended cash offer to be made by a subsidiary of RWE and (outside the United States) by Merrill Lynch on its behalf to acquire the whole of the issued and to be issued share capital of Innogy.

     The Offer will be 275 pence in cash for each Innogy Share and 2,750 pence in cash for each Innogy ADS (each Innogy ADS representing 10 Innogy Shares), and will value the issued share capital of Innogy at approximately (pound)3.1 billion (EUR5.0 billion). Innogy's net debt at 30 September 2001 was approximately (pound)2.4 billion (EUR3.8 billion). RWE estimates that Innogy's net debt at closing will be approximately (pound)2.1 billion (EUR3.4 billion). Total enterprise value under the Offer (including option adjustments) is approximately (pound)5.2 billion (EUR8.5 billion).

     The Directors of Innogy, who have been so advised by Credit Suisse First Boston and Deutsche Bank, consider the terms of the Offer to be fair and reasonable. In providing advice to the Directors of Innogy, Credit Suisse First Boston and Deutsche Bank have taken account of the commercial assessments of the Directors of Innogy.

     The Directors of Innogy intend unanimously to recommend Innogy Shareholders to accept the Offer, as they have undertaken to do in respect of their beneficial holdings, currently representing in aggregate 77,062 issued Innogy Shares.

2.   The Offer

     A subsidiary of RWE and (outside the United States) Merrill Lynch on its behalf will offer to acquire, subject to the conditions and further terms set out below and in Appendix I and the further terms which will be set out in the Offer Document and the Form of Acceptance, all of the Innogy Shares and all of the Innogy ADSs on the following basis:

            for each Innogy Share              275 pence in cash

            for each Innogy ADS                2,750 pence in cash

     The Offer represents:

     o a premium of approximately 31 per cent. to the Closing Price of 210.25 pence per Innogy Share on 15 February 2002, the last business day prior to the announcement by Innogy confirming that it had received approaches, which may or may not lead to an offer for Innogy; and

     o a premium of approximately 36 per cent. to the average Closing Price for the one month prior to that announcement.

     In light of the Offer, the board of Innogy has agreed not to declare a final dividend for the year ended 31 March 2002.

     A Loan Note Alternative will be made available to Innogy Shareholders other than to certain overseas Innogy Shareholders.

3.   Background to and Reasons for the Offer

     The Directors of RWE believe that the acquisition of Innogy has compelling strategic rationale. It represents RWE's largest international energy investment and a further important step in RWE's international multi-utility development strategy.

     Through the acquisitions of VEW, Thames Water, American Water Works and Transgas, RWE has already made significant progress in the implementation of its multi-utility strategy. In particular, with the acquisition of Thames Water, RWE has successfully acquired and developed a leading position in the UK and international water markets and the financial benefits of this combination are now being realised. The acquisition of Innogy affords RWE an equivalent position in the UK energy market from which RWE has, until now, been largely absent.

     Innogy's transformation

     Over the last few years, Innogy has transformed itself into a leading UK integrated energy company with a balanced position between generation and supply. Innogy:

     o has 8,713 MW of installed capacity in its main generation portfolio. These stations benefit from a balanced fuel mix (including dual fuel capacity) and their flexibility and southern location positions Innogy to be a winner under NETA;

     o is a leading player in the UK CHP market and has developed an exciting portfolio of renewable energy generation;

     o is a major UK participant in the trading of electricity and fuels and has an experienced trading team maximising value across its integrated business;

     o has the well-recognised, national brand of npower and, following the acquisition of the Yorkshire Electricity and Northern Electric supply businesses, has over 6.8 million customer accounts; and

     o is developing a range of products and services aimed at its retail customer base in telecoms, energy related activities and financial services.

     Innogy's management has proved itself to be highly successful in the UK market and has developed a strong platform from which the business can be taken forward as part of the RWE Group.

     Substantial benefits

     The Directors of RWE believe that significant benefits will accrue to RWE from the combination with Innogy.

     o  Multi-utility roll-out

        - In the UK, Innogy complements RWE's existing position in the water industry, held through Thames Water. Together, Innogy and Thames Water provide the best essential service customer platform in the UK, encompassing the largest electricity, the largest water and the second-largest gas customer bases.

        - The Innogy management has been pursuing a strategy of extracting value from its customer base by achieving scale, folding its regional brands into the national npower brand, consolidating its billing and customer care systems onto a new platform, cutting costs and launching new products including telecoms and financial products. RWE will wholeheartedly support this strategy.

     o  Other UK opportunities

        - RWE believes that it will derive significant benefits from the opportunities presented by the substantially enlarged customer base.

        - Further benefit will be derived from the strengthened UK market position. In particular, RWE expects to improve the procurement and delivery of services in its UK operations.

        - The integration of Innogy and RWE's UK trading and industrial and commercial energy supply businesses will provide additional benefits.

     o Transfer of experience from liberalised markets and exchange of best practices

        - Innogy's highly regarded management will play a leading role in RWE's energy strategy, in the UK and elsewhere.

        - Innogy provides customer skills to RWE that can be rolled out to RWE's continental European energy customer base of some 13 million accounts and across its existing UK customer base.

        - RWE believes that there are mutual benefits through the transfer of best practice around the Group. Innogy's experience in operating in deregulated markets will also be of benefit, as well as its proven transaction and integration experience.

     The enlarged group will be the number one electricity supplier in both Germany and the UK (the largest and third largest European markets, respectively), consolidating RWE's top three electricity position in Europe. In this region, RWE and Innogy together will be the second largest power generator and will be the third largest electricity supplier by volume.

     Earnings enhancement

     The transaction is expected to be earnings per share accretive on a pre-goodwill basis in the first full year following completion. ROCE, including goodwill, is expected to be above RWE's pre-tax electricity cost of capital in the third full year of consolidation at the latest.*

     *This statement should not be interpreted to mean that the earnings per RWE share for the current or future financial years will necessarily match or exceed the historical published earnings per RWE share.

4.   Information on the Innogy Group

     Innogy is a leading integrated UK energy company created in October 2000 from the demerger of the domestic UK energy business of the former National Power. In 2001, Innogy acquired the electricity supply businesses of Yorkshire Electricity and Northern Electric to become the largest UK electricity supplier and the second largest UK gas supplier. It now comprises:

     o npower - a leading UK energy services company with over 6.8 million customer accounts;

     o a trading and asset management business with a 10 per cent. share of UK electricity generation and a leading energy trading capability;

     o  an international operations and engineering business;

     o  National Wind Power - the UK's leading wind power business; and

     o Regenesys - a new proprietary technology energy storage system suited to many different applications on power systems.

     For the year ended 31 March 2001, Innogy reported proforma net income of (pound)217 million (EUR351 million) on net sales of (pound)3,859 million (EUR6,236 million).

5.   Information on the RWE Group

     RWE is today one of the leading international multi-utility companies. Its core businesses are electricity, gas, water, waste management and utility-related services. Following its acquisitions of VEW, Thames Water, American Water Works and Transgas, RWE will rank as number one in the German electricity market and number three in Europe; number two in the German gas market and number five in Europe; number three in the world for water; and number one in Germany for waste management.

     In financial year 2000/2001, the RWE Group's 170,000 employees worldwide generated sales of (pound)38.9 billion (EUR62.9 billion). In truncated financial year 2001, RWE generated preliminary sales of some (pound)19.9 billion (EUR32.1 billion). Under the management of the Group's holding company, major subsidiaries are responsible for market operations.

6.   Further Details of the Offer

     The Innogy Shares and the Innogy ADSs which are the subject of the Offer will be acquired by RWE pursuant to the Offer fully paid and free from all liens, charges, equitable interests, third party rights and interests and encumbrances and together with all rights now or hereafter attaching thereto, including the right to receive all dividends and other distributions (if any) declared, made or paid after the date of this announcement.

     The formal Offer Document will be sent to Innogy Shareholders shortly. The Offer will be on terms and will be subject to the conditions which are set out in Appendix I and to those terms which will be set out in the Offer Document and in the accompanying Form of Acceptance, and such further terms as may be required to comply with the rules and regulations of the Financial Services Authority, the United Kingdom Listing Authority and The London Stock Exchange and with the City Code and US federal securities laws (except to the extent of any exemptive relief granted by the SEC).

7.   The Loan Note Alternative

     Innogy Shareholders (other than certain overseas shareholders) who validly accept the Offer will be able to elect to receive Loan Notes instead of some or all of the cash to which they would otherwise become entitled under the terms of the Offer. The Loan Note Alternative will be made available on the following basis:

       for every(pound)1 in cash consideration  (pound)1 nominal of Loan Notes

     The Loan Notes, which will be governed by English law, will be unsecured and will be issued credited as fully paid in amounts and integral multiples of (pound)1 nominal value. All fractional entitlements to the Loan Notes will be disregarded. No application will be made for the Loan Notes to be issued or dealt in on any stock exchange but they will be transferable subject to certain restrictions to be set out in the instrument constituting the Loan Notes.

     The Loan Notes will carry interest at 0.5 per cent. below six month GBP LIBOR. Interest will be payable by half-yearly instalments in arrears (less any tax) on 10 January and 10 July in each year. The first payment of interest will be made on the date (the "First Payment Date") which is the first 10 January or 10 July to fall on or after the date which is six months after the first date of issue of any of the Loan Notes. On the First Payment Date, interest will be paid in respect of the period from (and including) the first date of issue of any of the Loan Notes to (but excluding) the First Payment Date. The Loan Notes will be redeemable in whole or part for cash at the option of shareholders on the First Payment Date and subsequent interest payment dates. No Loan Notes may be redeemed before the First Payment Date. In certain circumstances (to be set out in the instrument constituting the Loan Notes), RWE will have the right to redeem all of the Loan Notes. The final redemption date will be the fifth anniversary of the First Payment Date. The Loan Notes will be guaranteed by RWE AG.

     No Loan Notes will be issued unless, on or before the date on which the Offer becomes or is declared unconditional in all respects, valid elections have been received in respect of at least (pound)5.0 million in nominal value of Loan Notes. If insufficient elections are received, Innogy Shareholders electing for the Loan Note Alternative will instead receive cash in accordance with the terms of the Offer.

     Subject as aforesaid, the Loan Note Alternative will remain open for acceptance for so long as the Offer remains open for acceptance. The Loan Note Alternative will be conditional upon the Offer becoming or being declared unconditional in all respects.

     Innogy Shareholders who are not resident in the United Kingdom should refer to paragraph 13 below.

8.   Irrevocable Undertakings

     RWE has received irrevocable undertakings to accept the Offer from the Directors of Innogy who own Innogy Shares in respect of their aggregate beneficial holdings, currently being 77,062 issued Innogy Shares.

9.   Management and Employees

     The board of RWE has confirmed to the board of Innogy that the existing rights, including pension rights, of all employees of the Innogy Group will be fully safeguarded.

     RWE's UK energy trading and supply activities will be combined with Innogy's business to create Innogy, part of the RWE Group. Overall risk management will be integrated in the RWE headquarters. The headquarters of Innogy will remain in Swindon, United Kingdom. The Chief Executive of Innogy, Dr. Brian Count, will report directly to Dr. Dietmar Kuhnt, Chairman of the management board of RWE.

10.  Financing

     The total cash consideration for the Offer will be fully debt financed. In the future, RWE will target a strong single "A" rating.

11.  Inducement Fee

     As an inducement to RWE to make the Offer, RWE and Innogy have entered into a letter agreement. Such letter agreement provides for (i) Innogy to pay to RWE a fee of (pound)20 million (EUR32 million) if the Offer lapses or is withdrawn following a competing offer and such competing offer becomes or is declared unconditional in all respects; and (ii) RWE to pay to Innogy the same amount if the Offer does not become or is not declared unconditional in all respects as a result of the regulatory conditions to the Offer not being satisfied in certain circumstances.

12.  Innogy Share Incentive Plans

     The Offer will (subject to compliance with any applicable local laws) extend to any Innogy Shares issued fully paid (or credited as fully paid) or unconditionally allotted or issued while the Offer remains open for acceptance (or such earlier date as RWE may, subject to the City Code, determine, not being earlier than the date on which the Offer becomes unconditional as to acceptances), including Innogy Shares issued pursuant to the Innogy Share Incentive Plans. The Offer extends to the Innogy Shares held in the Innogy Employee Share Trust and the Innogy Shares held in the Innogy Profit Sharing Trust. If the Offer becomes or is declared wholly unconditional, appropriate proposals will (subject to compliance with and to the extent permitted by any applicable local laws) be made, in due course, to the holders of options and awards under the Innogy Share Incentive Plans while the Offer remains open for acceptance.

13.  Overseas Shareholders

     The availability of the Offer to persons not resident in the UK may be affected by the laws of the relevant jurisdiction. Persons who are not resident in the UK should inform themselves about and observe any applicable requirements.

     Unless otherwise determined by RWE and permitted by applicable law and regulations, the Offer (including the Loan Note Alternative) will not be made, directly or indirectly, in or into, or by use of the mails of, or by any other means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facilities of a national securities exchange of, Canada, nor will it be made in or into Australia or Japan, and the Offer will not be capable of acceptance by any such use, means, instrumentality or facilities or from within Australia, Canada or Japan. Accordingly, unless otherwise determined by RWE and permitted by applicable law and regulation, neither copies of this announcement nor any other documents related to the Offer are being or may be mailed or otherwise forwarded, distributed or sent in or into Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions.

     The Loan Notes to be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange and have not been and will not be registered under the United States Securities Act of 1933 (as amended) or under any relevant securities laws of any state or other jurisdiction of the United States, or under the relevant securities laws of Australia, Canada or Japan or any other jurisdiction. Accordingly, unless an exemption under such relevant laws is available, Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from the United States, Australia, Canada or Japan or any other jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration thereof, or to or for the account or benefit of any US person or resident in Australia, Canada or Japan or any other such jurisdiction.

     Notwithstanding the foregoing, RWE retains the right to permit the Offer to be accepted and any sale of securities pursuant to the Offer to be completed if, in its sole discretion, it is satisfied that the transaction in question can be undertaken in compliance with applicable law and regulation.

14.  General

     To the best of RWE's knowledge and belief, and save as disclosed in this announcement, neither RWE nor any director of RWE, nor any person acting in concert with RWE, owns or controls any Innogy Shares or any securities convertible or exchangeable into, or any rights to subscribe for or purchase, or any options to purchase any Innogy Shares or holds any derivatives referenced to Innogy Shares.

     The Offer will be made by a wholly owned subsidiary of RWE and (outside the United States) by Merrill Lynch on its behalf.

     This press announcement does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the Offer or otherwise.

     The conditions and certain further terms of the Offer are set out in Appendix I.

     Details of the bases and sources of certain information used in this document are set out in Appendix II.

     Definitions used in this press announcement are set out in Appendix III.

Please direct enquiries to:

RWE                                   +49 (0) 201 1215 095  INNOGY                             +44 (0) 1793 877 777
Dieter Schweer, Press                                       Alison Cole, Press Relations
Bill McAndrews, Press                                       John Wilkinson, Press Relations
Ingo Alpheus, Investor Relations                            Steve Cronin, Investor Relations

MERRILL LYNCH                         +44 (0) 20 7628 1000  CSFB                               +44 (0) 20 7888 8888
Martin Falkner, Managing Director                           Mark Seligman, Deputy Chairman
Richard Nourse, Managing Director                           Stuart Upcraft, Managing Director
Franz Etz, Managing Director                                Alisdair Gayne, Director
Simon Fraser, Managing Director                             Matthew Wallace, Director

FINANCIAL DYNAMICS                    +44 (0) 20 7831 3113  DEUTSCHE BANK                      +44 (0) 20 7545 8000
Andrew Dowler, Director                                     Roger Aylard, Managing Director
                                                            Nigel Meek, Managing Director
                                                            Martin Pengelley, Director
                                                            James Arculus, Vice President

                                                            FINSBURY                           +44 (0) 20 7251 3801
                                                            Rollo Head, Partner


This press announcement does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer will be made solely by the Offer Document and the Form of Acceptance accompanying the Offer Document, which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. RWE will be filing a Tender Offer Statement containing the Offer Document and other related documentation and Innogy will be filing a Solicitation/Recommendation Statement with the SEC on the date the Offer Document is mailed to Innogy Shareholders. Free copies of those documents will be available from the date the Offer Document is mailed to Innogy Shareholders on the SEC's website at www.sec.gov. The Offer Document and Form of Acceptance accompanying the Offer Document will be made available to all Innogy Shareholders at no charge to them. Innogy Shareholders are advised to read the Offer Document and the accompanying Form of Acceptance when they are sent to them because they will contain important information. Innogy shareholders in the US are also advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement because they will contain important information.

It should be noted that by virtue of the conflicting provisions of the City Code and the US federal securities laws, the Panel has agreed that the acceptance condition can be structured so that the Offer cannot become or be declared unconditional as to acceptances until such time as all other conditions of the Offer have been satisfied, fulfilled or, to the extent permitted, waived. The acceptance condition in paragraph (a) of Appendix I Part A has been amended accordingly.

Unless otherwise determined by RWE and permitted by applicable law and regulation, the Offer (including the Loan Note Alternative) will not be made, directly or indirectly, in or into, or by use of the mails of, or by any other means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of Canada, nor will it be made in or into Australia or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facilities or from within Australia, Canada or Japan. Accordingly, unless otherwise determined by RWE and permitted by applicable law and regulation, neither copies of this announcement nor any other documents relating to the Offer are being, or may be, mailed or otherwise forwarded, distributed or sent in or into Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions.

The Loan Notes to be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange and have not been and will not be registered under the United States Securities Act of 1933 (as amended) or under any relevant securities laws of any state or other jurisdiction of the United States, or under the relevant securities laws of Australia, Canada or Japan or any other jurisdiction. Accordingly, unless an exemption under such relevant laws is available, Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from the United States, Australia, Canada or Japan or any other jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes, or to or for the account or benefit of any US person or resident of Australia, Canada or Japan or any other such jurisdiction.

Merrill Lynch is acting for RWE and for no one else in connection with the Offer and will not be responsible to anyone other than RWE for providing the protections afforded to customers of Merrill Lynch or for providing advice in relation to the Offer.

Credit Suisse First Boston and Deutsche Bank are acting for Innogy and for no one else in connection with the Offer and will not be responsible to anyone other than Innogy for providing the protections afforded to customers of Credit Suisse First Boston and Deutsche Bank or for providing advice in relation to the Offer.

The Panel wishes to draw the attention of member firms of the New York Stock Exchange to certain UK dealing disclosure requirements during the offer period. The offer period (in accordance with the City Code, which is published and administered by the Panel) commences at the time when an announcement is made of a proposed or possible offer, with or without terms. Innogy has equity securities traded on the London Stock Exchange and the New York Stock Exchange.

The above disclosure requirements are set out in more detail in Rule 8 of the City Code. In particular, Rule 8 requires public disclosure of dealings during the offer period by persons who own or control, or who would as a result of any transaction own or control, one per cent. or more of any class of relevant securities of the offeree company. Relevant securities include Innogy Shares, Innogy ADSs and instruments convertible into Innogy Shares or Innogy ADSs. This requirement will apply until the first closing date or, if this is later, the date when the Offer becomes or is declared unconditional or lapses.

Disclosure should be made on an appropriate form by no later than 12 noon London time on the business day following the date of the dealing transaction. These disclosures should be sent to the Company Announcements Office of the London Stock Exchange (fax number: +44 (0) 20 7588 6057).

The Panel requests that member firms advise those of their clients who wish to deal in the relevant securities of Innogy, whether in the United States or in the UK, that they may be affected by these requirements. If there is any doubt as to their application the Panel should be consulted (telephone number: +44
(0) 20 7382 9026, fax number: +44 (0) 20 7638 1554).

This press announcement contains certain "forward-looking" statements within the meaning of the United States federal securities laws. These statements are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in this announcement. The forward-looking statements contained in this announcement include statements about the feasibility and benefits of the acquisition of Innogy by RWE. Factors that would cause actual results to differ materially from those described in this announcement include: the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Innogy within the RWE Group or to realise synergies from such integration; costs related to the acquisition of Innogy; the economic environment of the industries in which RWE and Innogy operate; failure to retain Innogy management; regulatory change in the UK electricity, gas or water markets; change in the price of certain commodities including gas, coal and electricity; the general economic environment; and other risk factors detailed in Innogy's filings with the SEC and in the material furnished to the SEC by RWE.

                                  APPENDIX I

               CONDITIONS AND CERTAIN FURTHER TERMS OF THE OFFER

PART A: CONDITIONS OF THE OFFER

The Offer will be subject to the following conditions:

(a)  valid acceptances being received (and not, where permitted, withdrawn) by
     3.00 p.m. (London time) / 10.00 a.m. (New York time) on the day following the twentieth US Business Day following the date of the Offer or such later time(s) and/or date(s) as RWE may, subject to the City Code and in accordance with the Exchange Act, decide in respect of not less than 90 per cent. (or such lesser percentage as RWE may decide) of the Innogy Shares (including Innogy Shares represented by Innogy ADSs) to which the Offer relates, provided that this condition will not be satisfied unless RWE and its wholly-owned subsidiaries shall have acquired, or agreed to acquire, pursuant to the Offer or otherwise, Innogy Shares (including Innogy Shares represented by Innogy ADSs) carrying in aggregate more than 50 per cent. of the voting rights normally exercisable at a general meeting of Innogy, including for this purpose (to the extent, if any, required by the Panel) any voting rights attaching to any Innogy Shares (including Innogy Shares represented by Innogy ADSs) that are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances pursuant to the exercise of any outstanding subscription or conversion rights or otherwise and for the purposes of this condition:

     (i) Innogy Shares (including Innogy Shares represented by Innogy ADSs) which have been unconditionally allotted shall be deemed to carry the voting rights they will carry on being entered in the register of members of Innogy; and

     (ii) the expression "Innogy Shares (including Innogy Shares represented by Innogy ADSs) to which the Offer relates" shall be construed in accordance with sections 428 to 430F of the Companies Act 1985, provided further that, unless RWE otherwise determines, this condition
     (a) shall be capable of being satisfied only at a time when all of the other conditions (b) to (l) inclusive have been either satisfied, fulfilled or, to the extent permitted, waived;

(b)  (i)   it being established, in terms reasonably satisfactory to RWE, that it is not the intention of the European Commission to initiate proceedings under Article 6(1)(c) of Council Regulation (EEC) No. 4064/89 (as amended by Council Regulation (EC) No. 1310/97) (the "Regulation") or to make a referral to a competent authority under
           Article 9(1) thereof in connection with the Acquisition or any part thereof or any matter arising therefrom; or

     (ii) if the European Commission makes a referral of the Acquisition or any part thereof under Article 9(1) of the Regulation to the competent authorities of the United Kingdom, or if the competent authorities of the United Kingdom invoke Article 21(3) of the Regulation in respect of the Acquisition or any part thereof:

          (aa) it being established in terms reasonably satisfactory to RWE that it is not the intention of the Secretary of State for Trade and Industry to refer the Acquisition, or any part thereof, or any matter arising therefrom, to the Competition Commission; and

          (bb) the requirements of condition b (i) above being satisfied with respect to any part of the Acquisition not referred to a competent authority of the United Kingdom.

(c) GEMA indicating in terms reasonably satisfactory to RWE that in connection with the Acquisition it is not its intention to seek modifications to any of the licences held by any member of the Wider Innogy Group under the Electricity Act 1989 (except on terms reasonably satisfactory to RWE) and neither Innogy nor any member of the Wider Innogy Group having agreed to any such modifications (except, in each case, on terms reasonably satisfactory to RWE);

(d) GEMA indicating in terms reasonably satisfactory to RWE that in connection with the Acquisition it will not seek undertakings or assurances from any member of the Wider RWE Group (except on terms reasonably satisfactory to RWE) and that in connection with the Acquisition it will seek or agree only such modifications (if any) and such other consents and/or directions (if any) as are in the reasonable opinion of RWE necessary or appropriate with respect to the licences referred to in condition (c);

(e) all filings having been made and all applicable waiting periods under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the regulations thereunder having expired or been terminated as appropriate in each case in connection with the Offer and the proposed acquisition of any shares in, or control of, Innogy by any member of the Wider RWE Group;

(f) notification having been received by RWE under section 215(2) of the Income and Corporation Taxes Act 1988 that no payments made in connection with the Offer will be treated as chargeable payments for the purposes of section 214 of the Income and Corporation Taxes Act 1988;

(g) no government or governmental, quasi-governmental, supranational, statutory or regulatory body or association or agency (including any trade agency) or any court or other body (including any professional or environmental body) or person in any jurisdiction (each a "Third Party") having decided to take, instituted, implemented or threatened any action, proceeding, suit, investigation or enquiry or enacted, made or proposed and there not continuing to be outstanding any statute, regulation, order or decision that would or might be reasonably expected to:

     (i) make the Offer or the acquisition of any Innogy Shares, or control of Innogy, by any member of the Wider RWE Group void, unenforceable or illegal or directly or indirectly restrict, prohibit, delay or otherwise interfere with the implementation of, or impose additional conditions or obligations with respect to, or otherwise challenge, the Offer or the acquisition of any Innogy Shares, or control of Innogy, by any member of the Wider RWE Group;

     (ii) require, prevent or delay the divestiture (or alter the terms of any proposed divestiture) by the Wider RWE Group or the Wider Innogy Group of all or any part of their respective businesses, assets or properties or impose any limitation on their ability to conduct all or any portion of their respective businesses and to own all or any portion of any of their respective assets or properties;

     (iii) impose any limitation on, or result in a delay in, the ability of any member of the Wider RWE Group to acquire or hold or to exercise effectively, directly or indirectly, all or any rights of ownership of shares in or to exercise management control over any member of the Wider Innogy Group or on the ability of any member of the Wider Innogy Group to hold or exercise effectively, directly or indirectly, all or any rights of ownership of shares in or to exercise management control over any other member of the Wider Innogy Group;

     (iv) require any member of the Wider RWE Group or the Wider Innogy Group to offer to acquire any shares in any member of the Wider Innogy Group owned by any third party where such acquisition would be material in the context of the Wider RWE Group taken as a whole or, as the case may be, the Wider Innogy Group taken as a whole;

     (v) impose any limitation on the ability of any member of the Wider Innogy Group or the Wider RWE Group to integrate or co-ordinate its business, or any part of it, with the businesses of any other members of the Wider Innogy Group or Wider RWE Group in each case where the same is materially adverse to the Wider RWE Group or the Wider Innogy Group as the case may be;

     (vi) result in any member of the Wider Innogy Group or the Wider RWE Group ceasing to be able to carry on business under any name under which it presently does so in each case where the same is materially adverse to the Wider RWE Group or the Wider Innogy Group as the case may be; or

     (vii) otherwise materially and adversely affect the business, profits or prospects of any member of the Wider RWE Group or of the Wider Innogy Group,

     and all applicable waiting periods during which any such Third Party could take, institute, implement or threaten any such action, proceeding, suit, investigation or enquiry having expired, lapsed or terminated;

(h) all necessary filings having been made and all appropriate waiting periods under any applicable legislation or regulations of any jurisdiction having expired, lapsed or been terminated in each case in respect of the Offer and the acquisition of any shares in, or control of, Innogy by the Wider RWE Group and all authorisations, orders, grants, recognitions, confirmations, licences, consents, clearances, permissions and approvals ("authorisations") necessary or appropriate in any jurisdiction for or in respect of the Offer and the proposed acquisition of any shares in, or control of, Innogy by the Wider RWE Group being obtained in terms and in a form reasonably satisfactory to RWE from appropriate Third Parties or from any persons or bodies with whom any member of the Wider RWE Group or the Wider Innogy Group has entered into contractual arrangements, in each case where absence of such authorisation would have a material adverse effect on the Wider RWE Group taken as a whole or the Wider Innogy Group taken as a whole, and such authorisations together with all authorisations necessary for any member of the Wider Innogy Group to carry on its business remaining in full force and effect and no intimation of any intention to revoke or not to renew any of the same having been made under the laws or regulations of any jurisdiction and all necessary statutory or regulatory obligations in any jurisdiction having been complied with;

(i) there being no provision of any arrangement, agreement, licence or other instrument to which any member of the Wider Innogy Group is a party or by or to which any such member or any of their assets may be bound or be subject which, as a result of the making or implementation of the Offer or the acquisition or proposed acquisition by RWE of the share capital of Innogy or any part thereof or because of a change in the control or management of Innogy or otherwise, could or might reasonably be expected to result in (to an extent which is materially adverse in the context of the Wider Innogy Group taken as a whole):

     (i) any moneys borrowed by or any indebtedness (actual or contingent) of any such member becoming repayable or capable of being declared repayable immediately or earlier than the stated repayment date or the ability of such member to borrow monies or incur any indebtedness being withdrawn or inhibited or any such arrangement, agreement, licence or instrument relating to any monies borrowed or indebtedness being terminated or modified or any onerous obligation arising or any action being taken or arising thereunder;

     (ii) the creation or enforcement of any mortgage, charge or other security whether existing or having arisen over the whole or any part of the business, property or assets of any such member;

     (iii) the interests or business of any such member in or with any other person, firm or company (or any arrangements relating to such interest or business) being terminated or adversely modified or affected;

     (iv) any such member ceasing to be able to carry on business under any name under which it presently does so; (v) any assets or interest of any such member being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged otherwise than in the ordinary course of business;

     (vi) the value of any such member or its financial or trading position or prospects being prejudiced or adversely affected; or

     (vii) the creation of any liability (actual or contingent) by any such member of the Wider Innogy Group,

     and no event having occurred which, under any provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Innogy Group is a party or by or to which any such member or any of its assets is bound, entitled or subject, is reasonably likely to result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (vii) of this condition (i) in any case where such result would be materially adverse in the context of the Innogy Group taken as a whole;

(j) except as disclosed in the annual report and accounts of Innogy for the year ended 31 March 2001 or the interim financial statements of Innogy for the six months ended 30 September 2001 or as publicly announced to the London Stock Exchange Company Announcements Office by or on behalf of Innogy or as fairly disclosed to RWE on or before the day prior to this announcement, no member of the Wider Innogy Group having since 31 March 2001:

     (i) save as between Innogy and wholly-owned subsidiaries of Innogy prior to the day prior to this announcement or upon the exercise of rights to subscribe for Innogy Shares pursuant to the Innogy Share Incentive Plans prior to the day prior to this announcement, issued or agreed to issue or authorised or proposed the issue of additional shares of any class, or securities convertible into, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities;

     (ii) declared, paid or made or proposed to declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise other than a distribution by any wholly-owned subsidiary of Innogy or to Innogy or any of its wholly-owned subsidiaries;

     (iii) made, authorised or proposed or announced an intention to propose any reconstruction, amalgamation, merger, demerger, acquisition, disposal or transfer of assets or any right, title or interest in any assets (other than in the ordinary course of business) or shares or undertaking where any of the foregoing is material in the context of the Wider Innogy Group taken as a whole;

     (iv) other than transactions between Innogy and its wholly owned subsidiaries or between such wholly-owned subsidiaries made, authorised or proposed or announced its intention to propose any change in its share or loan capital;

     (v) other than transactions between Innogy and its wholly owned subsidiaries or between such wholly-owned subsidiaries issued, authorised or proposed the issue of any debentures or incurred any indebtedness or contingent liability which is material in the context of the Wider Innogy Group taken as a whole;

     (vi) entered into, varied or terminated, or authorised, proposed or announced its intention to enter into, vary or terminate any transaction, arrangement, contract or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or which involves or could involve an obligation of a nature or magnitude, in each case which is material;

     (vii) entered into or varied the material terms of any service agreement with any director or senior executive of Innogy;

     (viii) disposed of or transferred, mortgaged or encumbered any assets or any right, title or interest in any asset which is material or entered into any contract, transaction, reconstruction, amalgamation or arrangement otherwise than in the ordinary course of business which is material;

     (ix) proposed any voluntary winding up or had any order made for its winding-up (voluntary or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any of its assets and revenues;

     (x)   waived or compromised any claim which is material;

     (xi) made or agreed or consented to any material change to the terms of the trust deeds constituting the pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable thereunder, or to the basis on which qualification for or accrual or entitlement to such benefits or pensions are calculated or determined, or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to, any change to the trustees;

     (xii) entered into an agreement which will result in the material restriction of the scope of the business of the Wider Innogy Group; or

     (xiii) entered into any arrangement, contract, commitment or agreement or passed any resolution in general meeting with respect to any of the transactions, matters or events referred to in this paragraph, and for the purpose of this condition (j) "material" shall mean material in the context of the Wider Innogy Group taken as a whole;

(k) since 31 March 2001 (except as disclosed in the annual report and accounts of Innogy for the year ended 31 March 2001 or the interim financial statements of Innogy for the six months ended 30 September 2001 or as publicly announced to the London Stock Exchange Company Announcements Office by or on behalf of Innogy or otherwise fairly disclosed to RWE on or before the day prior to this announcement):

     (i) no adverse change in the business, financial or trading position or profits or prospects of the Wider Innogy Group having occurred;

     (ii) no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Innogy Group or to which any member of the Wider Innogy Group is a party (whether as plaintiff or defendant or otherwise) and no investigation by any Third Party or other investigative body against or in respect of any member of the Wider Innogy Group having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Innogy Group; and

     (iii) no liability (contingent or otherwise) having arisen which might be reasonably likely to materially adversely affect the Wider Innogy Group,

     in each case which is material in the context of the Wider Innogy Group taken as a whole; and

(l)  RWE not having discovered that:

     (i) any financial, business or other information publicly disclosed at any time by any member of the Wider Innogy Group is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading which in any case is material and adverse to the financial or trading position of the Wider Innogy Group taken as a whole;

     (ii) any member of the Wider Innogy Group is subject to any liability, contingent or otherwise, which is not disclosed in the annual report and accounts of Innogy for the year ended 31 March 2001, or the interim financial statements of Innogy for the six months ended 30 September 2001 and which is material in the context of the Wider Innogy Group taken as a whole;

     (iii) any past or present member of the Wider Innogy Group has not complied in all material respects with all applicable legislation, common law, regulations, circulars, guidance notes or the like of any jurisdiction with regard to the use, storage, presence, disposal, transport, discharge, spillage, leak or emission of any waste or substance capable of causing harm to the environment or human health or otherwise relating to environmental matters, where any such non-compliance would be likely to give rise to any material liability (whether actual or contingent) or cost on the part of any member of the Wider Innogy Group; or

     (iv) there is or is likely to be any liability (whether actual or contingent) to or requirement by any Third Party to make good, repair, re-instate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Wider Innogy Group under any environmental legislation, common law, regulations, notice, circular, order, guidance notes or the like which, in any case, is material in the context of the Wider Innogy Group taken as a whole.

RWE reserves the right to waive all or any of conditions (b) to (l) inclusive, in whole or in part. The Offer will lapse unless all the above conditions are fulfilled or (if capable of waiver) waived or, where appropriate, determined by RWE to have been or remain satisfied by 3.00 p.m. (London time) / 10.00 a.m. (New York time) on the day following the twentieth US Business Day following the date of the Offer (or such later date as RWE may determine, in accordance with the City Code and the Exchange Act). RWE shall be under no obligation to waive or treat as fulfilled any of conditions (b) to (l) inclusive by a date earlier than the latest date for the fulfilment thereof notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

If RWE is required by the Panel to make an offer or offers for any Innogy Shares under Rule 9 of the City Code, RWE may make such alterations to the above conditions as are necessary to comply with that Rule.

If before 3.00 p.m. (London time) / 10.00 a.m. (New York time) on the day following the twentieth US Business Day following the date of the Offer or the date when the Offer becomes unconditional as to acceptances (whichever is the later) the European Commission either initiates proceedings under Article 6(1)(c) of Council Regulation (EEC) 4064/89 or makes a referral to a competent authority of the United Kingdom under Article 9(1) thereof and there is a subsequent reference to the Competition Commission, the Offer will lapse.

As used in this Part A:

        "Wider RWE Group" means RWE and its subsidiary undertakings, associated undertakings and any other undertakings in which RWE and such undertakings (aggregating their interests) have a substantial interest;

        "Wider Innogy Group" means Innogy and its subsidiary undertakings, associated undertakings and any other undertakings in which Innogy and such undertakings (aggregating their interests) have a substantial interest; and

        for these purposes "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the Companies Act 1985 (but for these purposes ignoring paragraph 20(1)(b) of Schedule 4A to the Companies Act 1985) and "substantial interest" means a direct or indirect interest in 20 per cent or more of the equity capital of an undertaking.

PART B:  CERTAIN FURTHER TERMS OF THE OFFER

The Innogy Shares and Innogy ADSs which are the subject of the Offer will be acquired by RWE pursuant to the Offer fully paid and free from all liens, charges, equitable interests, third party rights and interests and encumbrances and together with all rights now or hereafter attaching thereto, including the right to receive all dividends and other distributions (if any) declared, made or paid after the date of this announcement.

                                  APPENDIX II

                       SOURCES AND BASES OF INFORMATION

General

Unless otherwise stated, (i) financial information relating to Innogy has been extracted from the relevant published audited annual report and unaudited interim results of Innogy and/or other public statements made by Innogy; and
(ii) financial information relating to RWE has been extracted from the relevant published audited annual report and/or other public statements made by RWE.

Value of the Offer

The value of the issued share capital of Innogy ((pound)3.1 billion; EUR5.0 billion) is calculated on the basis of 1,132.3 million Innogy Shares in issue.

The enterprise value of Innogy is calculated to be approximately (pound)5.2 billion (EUR8.5 billion) on the basis of a fully diluted share capital of 1,183.7 million Innogy Shares less an adjustment of 15.8 million Innogy Shares (being RWE's estimate of the appropriate adjustment for the time apportionment of options that could be exercised under certain of Innogy's Save As You Earn share option schemes), plus RWE's estimate of Innogy's net debt at closing of approximately (pound)2.1 billion (EUR3.4 billion) less an amount of (pound)62 million (EUR100 million) (being RWE's estimate of option money proceeds if all options (adjusted for time apportionment) were exercised).

RWE's estimate of net debt at closing excludes any movement from operational cash flow from 31 March 2002 until closing.

Share prices

The Closing Price on 15 February 2002 has been derived from the Daily Official List of the London Stock Exchange. The average closing price of an Innogy Share for the one month prior to this date has been derived from Reuters.

Exchange Rate

An exchange rate of (pound)1:EUR 1.6160 has been used throughout this announcement.

                                 APPENDIX III

                                  DEFINITIONS

The following definitions apply throughout this announcement unless the context requires otherwise:

"Acquisition"                                     the proposed acquisition of the whole of the issued and to be issued share capital of Innogy by RWE pursuant to the Offer

"City                                             Code" The City Code on Takeovers and Mergers

"Closing                                          Price" the middle-market quotation of an Innogy Share at the close of business on a particular trading day as derived from the Daily
                                                  Official List of the London Stock Exchange

"Credit Suisse First Boston" or "CSFB"            Credit Suisse First Boston (Europe) Limited

"Deutsche Bank"                                   Deutsche Bank AG London

"EUR"                                             euro, the currency introduced at the start of the third stage of economic union pursuant to the treaty establishing the European
                                                  Union

"Exchange Act"                                    the United States Securities Exchange Act of 1934 (as amended)

"Form of Acceptance"                              in relation to Innogy Shares, the form of acceptance,
                                                  authority and election relating to the Offer which will accompany the Offer Document and, in relation to Innogy ADSs, the letter of transmittal which will accompany the Offer Document

"GBP" or "(pound)"                                pounds sterling and references to "pence" shall be construed accordingly

"GEMA"                                            the Gas and Electricity Markets Authority

"Innogy"                                          Innogy Holdings plc

"Innogy ADSs"                                     American Depository Shares of Innogy, each representing 10
                                                  Innogy Shares

"Innogy Group"                                    Innogy and its subsidiary undertakings and, where the context admits, each of them

"Innogy Share Incentive Plans"                    the share incentive plans established by or on behalf of Innogy

"Innogy Shareholders"                             holders of Innogy Shares and Innogy ADSs

"Innogy Shares"                                   ordinary shares of 10 pence each in Innogy

"LIBOR"                                           London Inter-Bank Offered Rate

"Loan Notes"                                      the unsecured loan notes to be issued pursuant to the Loan Note Alternative, having the rights and being  subject to the restrictions to be set out in the Loan Note instrument

"Loan Note Alternative"                           the right of Innogy Shareholders (other than certain overseas shareholders)
                                                  who validly accept the Offer to elect to receive Loan Notes instead of all or part of the cash to which they would otherwise have been entitled under the Offer

"London Stock Exchange"                           London Stock Exchange plc

"Merrill Lynch"                                   Merrill Lynch International

"NETA"                                            New Electricity Trading Arrangements


                                                          19




"Offer"                                           the  recommended  cash offer to be made by a subsidiary  of RWE and
                                                  (outside the US) by Merrill Lynch on its behalf to acquire all of the issued and to be issued Innogy Shares, including (as
                                                  appropriate) the offer to acquire all of the issued Innogy ADSs on the terms and subject to the conditions set out in the Offer
                                                  Document and including where the context permits, any subsequent revision, variation, extension or renewal of such Offer

"Offer Document"                                  the   document   to  be  sent  on   behalf  of  RWE  to  Innogy
                                                  Shareholders,  containing  and  setting  out the full terms and conditions of the Offer

"Panel"                                           the Panel on Takeovers and Mergers

"ROCE"                                            return on capital employed

"RWE"                                             RWE AG or, where the context requires, the wholly owned subsidiary of RWE AG which will make the Offer or on whose behalf the Offer will be made
                                                  (outside the United States)

"RWE Group"                                       RWE and its  subsidiary  undertakings  and,  where the  context admits, each of them

"SEC"                                             the United States Securities and Exchange Commission

"Solicitation/Recommendation Statement"           the Solicitation/Recommendation  Statement on Schedule 14D-9 to be filed by
                                                  Innogy with the SEC  pursuant  to Section  14(d)(4) of the Exchange Act

"Tender                                           Offer Statement" the Tender Offer Statement on Schedule TO to be filed by
                                                  RWE with the SEC pursuant to Section 14(d)(1) of the Exchange Act

"Thames Water"                                    Thames Water plc

"United                                           States" or "US" the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia and all
                                                  other areas subject to its jurisdiction

"US Business Day"                                 any day,  other than Saturday,  Sunday or a federal  holiday in the United
                                                  States,  and  consisting  of the time  period  from 12:01 a.m. through
                                                  12:00 midnight Eastern (U.S.) time

"US person"                                       a US person as defined in  Regulation S under the United States Securities
                                                  Act of 1933 (as amended)


END


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